

March 6, 2012

<u>Via Facsimile</u>
Lee Che Chiu
Chief Financial Officer
China Metro-Rural Holdings Limited
Suite 2204, 22/F, Sun Life Tower
The Gateway, 15 Canton Road
Tsimshatsui, Kowloon, Hong Kong

> **Re:** **China Metro-Rural Holdings Limited**
> **Form 20-F for Fiscal Year Ended**
> **March 31, 2011**
> **Filed July 11, 2011**
> **File No. 000-53776**

Dear Mr. Lee Che Chiu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant